Exhibit 99.2
MANAGEMENT'S REPORT

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
The management of Crescent Point Energy Corp. is responsible for the preparation of the consolidated financial statements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include certain estimates that reflect management’s best estimates and judgments. Management has determined such amounts on a reasonable basis in order to determine that the consolidated financial statements are presented fairly in all material respects.
PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a resolution of the Board of Directors to audit the consolidated financial statements of the Company and to provide an independent professional opinion. PricewaterhouseCoopers LLP was appointed to hold such office until the next annual meeting of the shareholders of the Company.
The Board of Directors, through its Audit Committee, has reviewed the consolidated financial statements including notes thereto with management and PricewaterhouseCoopers LLP. The members of the Audit Committee are composed of independent directors who are not employees of the Company. The Audit Committee meets regularly with Management and PricewaterhouseCoopers LLP to review and approve the consolidated financial statements. The Board of Directors has approved the information contained in the consolidated financial statements based on the recommendation of the Audit Committee.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management has developed and maintains an extensive system of internal accounting controls that provide reasonable assurance that all transactions are accurately recorded, that the consolidated financial statements realistically report the Company’s operating and financial results, and that the Company’s assets are safeguarded. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2014. The assessment was based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework in Internal Control - Integrated Framework (2013) to evaluate the design and effectiveness of internal control over financial reporting. Management concluded that this system of internal controls was effective as of December 31, 2014. The Company has effective disclosure controls and procedures to ensure timely and accurate disclosure of material information relating to the Company which complies with the requirements of Canadian securities legislation and the United States Sarbanes - Oxley Act of 2002.
PricewaterhouseCoopers LLP, an independent firm of chartered accountants who also audited the Company's consolidated financial statement for the year ended December 31, 2014, has audited the the effectiveness of the Company's internal control over financial reporting as at December 31, 2014.

Scott Saxberg President and Chief Executive Officer	Greg Tisdale Chief Financial Officer

March 10, 2015

CRESCENT POINT ENERGY CORP.	1

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Crescent Point Energy Corp.
We have completed an integrated audit of Crescent Point Energy Corp. and its subsidiaries’ (together the “Corporation”) December 31, 2014 consolidated financial statements and their internal control over financial reporting as at December 31, 2014 and an audit of their December 31, 2013 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of the Corporation, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audit as at December 31, 2014 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit as at December 31, 2013 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.
An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Crescent Point Energy Corp. and its subsidiaries as at December 31, 2014 and December 31, 2013 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited the Corporation’s internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

CRESCENT POINT ENERGY CORP.	2

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.
We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Crescent Point Energy Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
March 10, 2015

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED BALANCE SHEETS

As at December 31
(Cdn$000s)	Notes	2014	2013
ASSETS
Cash		3,953	15,941
Accounts receivable		418,688	352,519
Prepaids and deposits		6,519	5,532
Derivative asset	23	520,601	3,126
Total current assets		949,761	377,118
Long-term investments	5	49,878	74,229
Derivative asset	23	283,379	48,098
Other long-term assets	6	59,577	37,958
Exploration and evaluation	7, 8	622,509	688,324
Property, plant and equipment	8, 9	14,250,062	11,259,147
Goodwill	10	251,919	251,919
Total assets		16,467,085	12,736,793
LIABILITIES
Accounts payable and accrued liabilities		839,228	789,305
Dividends payable	14	102,697	90,849
Current portion of long-term debt	11	93,504	-
Derivative liability	23	3,389	99,388
Decommissioning liability	13	52,280	18,469
Total current liabilities		1,091,098	998,011
Long-term debt	11	2,849,570	1,734,114
Derivative liability	23	215	25,846
Other long-term liabilities	12, 21	46,055	3,072
Decommissioning liability	13	971,078	611,069
Deferred income tax	20	1,348,180	864,608
Total liabilities		6,306,196	4,236,720
SHAREHOLDERS’ EQUITY
Shareholders’ capital	14	14,157,519	11,990,305
Contributed surplus		118,045	109,564
Deficit	15	(4,357,053)	(3,692,437)
Accumulated other comprehensive income		242,378	92,641
Total shareholders' equity		10,160,889	8,500,073
Total liabilities and shareholders' equity		16,467,085	12,736,793
Commitments (Note 25)
See accompanying notes to the consolidated financial statements.
Approved on behalf of the Board of Directors:

Gerald A. Romanzin Director	D. Hugh Gillard Director

CRESCENT POINT ENERGY CORP.	4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31
(Cdn$000s, except per share amounts)	Notes	2014	2013
REVENUE AND OTHER INCOME
Oil and gas sales		4,210,112	3,526,448
Royalties		(750,206)	(644,240)
Oil and gas revenue		3,459,906	2,882,208
Derivative gains (losses)	17, 23	776,048	(202,747)
Other loss	18	(24,351)	(10,064)
		4,211,603	2,669,397
EXPENSES
Operating		647,713	505,060
Transportation		117,622	95,317
General and administrative		91,627	67,466
Interest on long-term debt		103,921	77,754
Foreign exchange loss	19	124,362	64,505
Share-based compensation	21	69,681	67,752
Depletion, depreciation, amortization and impairment	7, 9	2,222,556	1,558,899
Accretion on decommissioning liability	13	21,187	14,162
		3,398,669	2,450,915
Net income before tax		812,934	218,482

Tax expense
Current	20	67	173
Deferred	20	303,973	73,433
Net income		508,894	144,876

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		149,737	93,920
Comprehensive income		658,631	238,796

Net income per share	22
Basic		1.22	0.38
Diluted		1.21	0.37
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Cdn$000s, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total shareholders’ equity
December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073
Issued for cash	14	800,079				800,079
Issued on capital acquisitions	14	974,164				974,164
Issued pursuant to the DRIP (1) and SDP (2)	14	339,883				339,883
Redemption of restricted shares	14	77,896	(79,403)	1,118		(389)
Share issue costs, net of tax		(24,808)				(24,808)
Share-based compensation	21		88,493			88,493
Forfeit of restricted shares	21		(609)			(609)
Net income				508,894		508,894
Dividends ($2.76 per share)				(1,174,628)		(1,174,628)
Foreign currency translation adjustment					149,737	149,737
December 31, 2014		14,157,519	118,045	(4,357,053)	242,378	10,160,889

December 31, 2012		11,249,168	102,755	(2,755,832)	(1,279)	8,594,812
Issued pursuant to the DRIP (1)		659,140				659,140
Redemption of restricted shares		82,395	(82,887)	70		(422)
Share issue costs, net of tax		(398)				(398)
Share-based compensation			89,749			89,749
Forfeit of restricted shares			(53)			(53)
Net income				144,876		144,876
Dividends ($2.76 per share)				(1,081,551)		(1,081,551)
Foreign currency translation adjustment					93,920	93,920
December 31, 2013		11,990,305	109,564	(3,692,437)	92,641	8,500,073

(1)	Premium Dividend TM and Dividend Reinvestment Plan.

(2)	Share Dividend Plan.
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	6

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31
(Cdn$000s)	Notes	2014	2013
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net income		508,894	144,876
Items not affecting cash
Other loss	18	24,351	10,064
Deferred tax expense		303,973	73,433
Share-based compensation	21	69,681	67,752
Depletion, depreciation, amortization and impairment		2,222,556	1,558,899
Accretion on decommissioning liability		21,187	14,162
Unrealized (gains) losses on derivatives	17, 23	(880,831)	111,876
Unrealized loss on foreign exchange	19	121,876	60,994
Non-cash lease inducement		2,540	-
Decommissioning expenditures		(38,043)	(11,375)
Change in non-cash working capital	27	99,372	(57,349)
		2,455,556	1,973,332
INVESTING ACTIVITIES
Development capital and other expenditures		(2,168,667)	(1,746,873)
Capital acquisitions, net	8	(845,597)	(127,415)
Other long-term assets		(21,619)	(15,726)
Change in non-cash working capital	27	(81,435)	152,173
		(3,117,318)	(1,737,841)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		764,987	(1,033)
Increase in long-term debt		706,162	198,547
Cash dividends		(834,745)	(422,411)
Change in non-cash working capital	27	11,848	4,667
		648,252	(220,230)
Impact of foreign currency on cash balances		1,522	680
INCREASE (DECREASE) IN CASH		(11,988)	15,941
CASH AT BEGINNING OF YEAR		15,941	-
CASH AT END OF YEAR		3,953	15,941
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes recovered	364	-
Cash interest paid	(105,474)	(77,028)

CRESCENT POINT ENERGY CORP.	7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2014 and 2013

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent company and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These annual consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on March 10, 2015.

2.	BASIS OF PREPARATION

a)	Preparation
These consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 10, 2015, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States dollars. Crescent Point's operations are aggregated into one reportable segment based on the similarities between the Company's Canadian and U.S. operations.

b)	Basis of measurement, functional and presentation currency
The Company’s presentation currency is Canadian dollars. The accounts of the Company’s foreign operations that have a functional currency different from the Company’s presentation currency are translated into the Company’s presentation currency at period end exchange rates for assets and liabilities and at the average rate over the period for revenues and expenses. Translation gains and losses relating to the foreign operations are recognized in Other Comprehensive Income (“OCI”) as cumulative translation adjustments.

c)	Use of estimates and judgments
The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future years affected. Significant estimates and judgments made by management in the preparation of consolidated financial statements are outlined below.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization (“DD&A”), decommissioning liability, deferred taxes, asset impairments and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment (“PP&E”) is aggregated into cash-generating units (“CGUs”), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability, based on the presence of reserves and which results in the transfer of assets from exploration and evaluation ("E&E") to PP&E, is subject to judgment.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The liability, the related asset and the expense are impacted by estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	8

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by their very nature, are subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax liabilities recognize the extent that temporary differences will be payable in future periods. The calculation of the liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.

3.	SIGNIFICANT ACCOUNTING POLICIES
The accounting policies set out below have been applied consistently by the Company and its subsidiaries for all periods presented in these annual consolidated financial statements.

a)	Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries and any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiaries. All transactions between the Company and its subsidiaries have been eliminated.
The Company conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only the Company's proportionate interest in such activities. Joint control exists for contractual arrangements governing the Company's assets whereby the Company has less than 100 percent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties that collectively control the arrangement and share the associated risks. The Company does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.

b)	Property, Plant and Equipment
Items of PP&E, which primarily consist of oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and any accumulated impairment losses. Development and production assets are accumulated into major area cost centres and represent the cost of developing the commercial reserves and initiating production.
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as development and production assets only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in net income as incurred. Capitalized development and production assets generally represent costs incurred in developing reserves and initiating or enhancing production from such reserves. The carrying amount of any replaced or sold component is derecognized.
Depletion and Depreciation
Development and production costs accumulated within major areas are depleted using the unit-of-production method based on estimated proved plus probable reserves before royalties, as determined by independent petroleum reservoir engineers. Natural gas reserves and production are converted to equivalent barrels of oil based upon the relative energy content (6:1). The depletion base includes capitalized costs, plus future costs to be incurred in developing proved plus probable reserves.
Corporate assets are depreciated over the estimated useful lives of the related assets, ranging from 5 to 16 years on a straight-line basis.

CRESCENT POINT ENERGY CORP.	9

Impairment
The carrying amounts of PP&E are grouped into CGUs and reviewed quarterly for indicators of impairment. Indicators are events or changes in circumstances that indicate the carrying amount may not be recoverable. If indicators of impairment exist, the recoverable amount of the CGU is estimated. If the carrying amount of the CGU exceeds the recoverable amount, the CGU is written down with an impairment recognized in net income.
Assets are grouped into CGUs based on the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations. Estimates of future cash flows used in the calculation of the recoverable amount are based on reserve evaluation reports prepared by independent petroleum reservoir engineers. The recoverable amount is the higher of fair value less costs of disposal and the value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows. Discounted future net cash flows are based on forecasted commodity prices and costs over the expected economic life of the reserves and discounted using market-based rates to reflect a market participant’s view of the risks associated with the assets. Value-in-use is assessed using the expected future cash flows discounted at a pre-tax rate.
Impairment losses recognized in prior periods, other than goodwill impairments, are assessed at each reporting date for any indicators that the impairment losses may no longer exist or may have decreased. In the event that an impairment loss reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the carrying amount does not exceed the amount that would have been determined, net of depletion, had no impairment loss been recognized on the asset in prior periods. The amount of the reversal is recognized in net income.

c)	Exploration and Evaluation
Exploration and evaluation assets are comprised of the accumulated expenditures incurred in an area where technical feasibility and commercial viability has not yet been determined. Exploration and evaluation assets include undeveloped land and any drilling costs thereon.
Technical feasibility and commercial viability are considered to be determinable when reserves are discovered. Upon determination of reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.
Costs incurred prior to acquiring the legal rights to explore an area are expensed as incurred.
Amortization
Undeveloped land classified as E&E is amortized by major area over the average primary lease term and recognized in net income. Drilling costs classified as E&E assets are not amortized but are subject to impairment.
Impairment
Exploration and evaluation assets are reviewed quarterly for indicators of impairment and upon reclassification from E&E to PP&E. Exploration and evaluation assets are tested for impairment at the operating segment level by combining E&E assets with PP&E. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate.
Impairments of E&E assets are reversed when there has been a subsequent increase in the recoverable amount, but only to the extent of what the carrying amount would have been had no impairment been recognized.

d)	Decommissioning Liability
The Company recognizes the present value of a decommissioning liability in the period in which it is incurred. The obligation is recorded as a liability on a discounted basis using the relevant risk free rate, with a corresponding increase to the carrying amount of the related asset. Over time, the liabilities are accreted for the change in their present value and the capitalized costs are depleted on a unit-of-production basis over the life of the underlying proved plus probable reserves. Accretion expense is recognized in net income. Revisions to the discount rate, estimated timing or amount of future cash flows would also result in an increase or decrease to the decommissioning liability and related asset.

e)	Reclamation Fund
The Company established a reclamation fund to fund future decommissioning costs and environmental initiatives. Effective April 1, 2014, the Board of Directors approved contributions of $1.00 per barrel of oil equivalent (“boe”) of production. Prior to this, 2014 contributions were $1.10 per boe and 2013 contributions were $0.70 per boe. Additional contributions can be made at the discretion of management.

CRESCENT POINT ENERGY CORP.	10

f)	Goodwill
The Company records goodwill relating to business combinations when the purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired business. The goodwill balance is assessed for impairment annually or as events occur that could result in impairment. Goodwill is tested for impairment at an operating segment level by combining the carrying amounts of PP&E, E&E assets and goodwill and comparing this to the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal or value-in-use. Fair value less costs of disposal is derived by estimating the discounted after-tax future net cash flows as described in the PP&E impairment test, plus the fair market value of undeveloped land and seismic. Value-in-use is assessed using the present value of the expected future cash flows discounted at a pre-tax rate. Any excess of the carrying amount over the recoverable amount is the impairment amount. Impairment charges, which are not tax affected, are recognized in net income. Goodwill is reported at cost less any accumulated impairment. Goodwill impairments are not reversed.

g)	Share-based Compensation
Restricted shares granted under the Restricted Share Bonus Plan are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of shares on the date of grant. Forfeitures are estimated at the grant date and are subsequently adjusted to reflect actual forfeitures. The expense is recognized over the service period, with a corresponding increase to contributed surplus. The Company capitalizes the portion of share-based compensation directly attributable to development activities, with a corresponding decrease to share-based compensation expense. At the time the restricted shares vest, the issuance of shares is recorded as an increase to shareholders’ capital and a corresponding decrease to contributed surplus.
Deferred share units (“DSUs”) are accounted for at fair value. Share-based compensation expense is determined based on the estimated fair value of the DSUs on the date of the grant and subsequently adjusted to reflect the fair value at each period end. Fair value is based on the prevailing Crescent Point share price.

h)	Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the estimated effect of any differences between the accounting and tax basis of assets and liabilities, using enacted or substantively enacted income tax rates expected to apply when the deferred tax asset or liability is settled. The effect of a change in income tax rates on deferred income taxes is recognized in net income in the period in which the change occurs.
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.
The Company is able to deduct certain settlements under its Restricted Share Bonus Plan. To the extent the tax deduction exceeds the cumulative remuneration cost for a particular restricted share grant recorded in net income, the tax benefit related to the excess is recorded directly within equity.
Deferred income tax assets and liabilities are presented as non-current.

i)	Financial Instruments
The Company has early adopted IFRS 9, Financial Instruments (“IFRS 9”), with a date of initial application of January 1, 2010. This new standard replaces the current multiple classification and measurement model for non-equity financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the entity’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument.
In addition, the fair value option for financial liabilities was amended. The changes in fair value attributable to a liability’s credit risk will be recorded in other comprehensive income rather than through net income, unless this presentation creates an accounting mismatch. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to net income.
For investments in equity instruments which are not subject to control, joint control, or significant influence, on initial recognition IFRS 9 allows an entity to irrevocably elect classification at “fair value through profit or loss” or “fair value through other comprehensive income”.
The Company uses financial derivative instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. The Company also makes investments in companies from time to time in connection with the Company’s acquisition and divestiture activities.
Financial derivative instruments
Financial derivative instruments are included in current assets/liabilities except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets/liabilities.
The Company has not designated any of its financial derivative contracts as effective accounting hedges and, accordingly, fair values its financial derivative contracts with the resulting gains and losses recorded in net income.

CRESCENT POINT ENERGY CORP.	11

The fair value of a financial derivative instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, the fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based on market prices at the reporting date for similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Company at the reporting date.
Financial assets and liabilities
Financial assets and liabilities are measured at fair value on initial recognition. For non-equity instruments, measurement in subsequent periods depends on the classification of the financial asset or liability as “fair value through profit or loss” or “amortized cost”.
Financial assets and liabilities classified as fair value through profit or loss are subsequently carried at fair value, with changes recognized in net income.
Financial assets and liabilities classified as amortized cost are subsequently carried at amortized cost using the effective interest rate method.
Currently, the Company classifies all non-equity financial instruments which are not financial derivative instruments as amortized cost.
At each reporting date, the Company assesses whether there is objective evidence that a financial asset carried at amortized cost is impaired. If such evidence exists, the Company recognizes an impairment loss in net income. Impairment losses are reversed in subsequent periods if the impairment loss decrease can be related objectively to an event occurring after the impairment was recognized.
For investments in equity instruments, the subsequent measurement is dependent on the Company’s election to classify such instruments as fair value through profit or loss or fair value through other comprehensive income. Currently, the Company classifies all investments in equity instruments as fair value through profit or loss, whereby the Company recognizes movements in the fair value of the investment (adjusted for dividends) in net income. If the fair value through other comprehensive income classification is selected, the Company would recognize any dividends from the investment in net income and would recognize fair value re-measurements of the investment in other comprehensive income.

j)	Business Combinations
Business combinations are accounted for using the acquisition method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. The excess of the cost of the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net income. Transaction costs associated with business combinations are expensed as incurred.

k)	Foreign Currency Translation
Foreign operations
The Company has operations in the United States (“U.S.”) transacted via U.S. subsidiaries. The assets and liabilities of foreign operations are restated to Canadian dollars at exchange rates in effect at the balance sheet date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rate for the period. The resulting unrealized gain or loss is included in other comprehensive income.
Foreign transactions
Transactions in foreign currencies not incurred by the Company’s U.S. subsidiaries are translated to Canadian dollars at exchange rates in effect at the transaction dates. Foreign currency assets and liabilities are restated to Canadian dollars at exchange rates in effect at the balance sheet date and income and expenses are restated to Canadian dollars using the average exchange rate for the period. Both realized and unrealized gains and losses resulting from the settlement or restatement of foreign currency transactions are included in net income.

l)	Revenue Recognition
Oil and gas revenue includes the sale of crude oil, natural gas and natural gas liquids and is recognized when the risks and rewards of ownership have been substantially transferred.

m)	Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less.

n)	Leases
Leases in which substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

CRESCENT POINT ENERGY CORP.	12

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases within property, plant and equipment.
All of the Company's leases are treated as operating leases and are recognized in net income on a straight-line basis.

o)	Earnings Per Share
Basic earnings per share (“EPS”) is calculated by dividing the net income for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.
Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to dilutive instruments, being restricted shares issued under the Company’s Restricted Share Bonus Plan, is computed using the treasury stock method. The treasury stock method assumes that the deemed proceeds related to unrecognized share-based compensation are used to repurchase shares at the average market price during the period.

4.	CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2014, the Company adopted the following IFRS:

•
IAS 32 Financial Instruments: Presentation - IAS 32 was amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The application of the amendment had no impact on the Company's consolidated financial statements.

•
IAS 36 Impairment of Assets - IAS 36 was amended in May 2013 to reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments require retrospective application and were adopted by the Company on January 1, 2014. The adoption will only impact Crescent Point's disclosures in the notes to the financial statements in periods when an impairment loss or impairment recovery is recognized. The application of the amendment had no impact on the consolidated statements of comprehensive income or the consolidated balance sheets.

•
IFRIC 21 Levies - IFRIC 21 provides clarification on accounting for levies in accordance with the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that a liability for a levy is recognized only when the triggering event specified in the legislation occurs. The retrospective adoption of this interpretation does not have any impact on the Company’s consolidated financial statements.

In future accounting periods, the Company will adopt the following IFRS:

•
IFRS 15 Revenue from Contracts with Customers - IFRS 15 was issued in May 2014 and replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The standard is required to be adopted either retrospectively or using a modified transaction approach for fiscal years beginning on or after January 1, 2017 with earlier adoption permitted. IFRS 15 will be adopted by the Company on January 1, 2017 and the Company is currently evaluating the impact of the standard on the consolidated financial statements.

•
IFRS 9 Financial Instruments - IFRS 9 was amended in July 2014 to include guidance to assess and recognize impairment losses on financial assets based on an expected loss model. The amendments are effective for fiscal years beginning on or after January 1, 2018 with earlier adoption permitted. This amendment will be adopted by the Company on January 1, 2018 and the Company is currently evaluating the impact of the amendment on the consolidated financial statements.

5.	LONG-TERM INVESTMENTS

($000s)	2014	2013
Investments in public companies, beginning of year	24,259	28,314
Unrealized loss recognized in other loss	(3,235)	(4,055)
Investments in public companies, end of year	21,024	24,259

Investments in private companies, beginning of year	49,970	56,592
Unrealized loss recognized in other loss	(21,116)	(6,622)
Investments in private companies, end of year	28,854	49,970

Long-term investments, end of year	49,878	74,229

CRESCENT POINT ENERGY CORP.	13

a)	Public Companies
The Company holds common shares in publicly traded oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2014, the investments are recorded at a fair value of $21.0 million which is $82.9 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $24.3 million which was $79.7 million less than the original cost of the investments.

b)	Private Companies
The Company holds common shares in private oil and gas companies. The investments are classified as financial assets at fair value through profit or loss and are fair valued with the resulting gain or loss recorded in net income. At December 31, 2014, the investments are recorded at a fair value of $28.9 million which is $38.1 million less than the original cost of the investments. At December 31, 2013, the investments were recorded at a fair value of $50.0 million which was $17.0 million less than the original cost of the investments. See Note 23 - "Financial Instruments and Derivatives" for additional information regarding the Company's Level 3 investments.

6.	OTHER LONG-TERM ASSETS

($000s)	2014	2013
Reclamation fund	47,800	26,181
Other receivables	11,777	11,777
Other long-term assets	59,577	37,958

a)	Reclamation fund
The following table reconciles the reclamation fund:

($000s)	2014	2013
Balance, beginning of year	26,181	10,455
Contributions	60,318	30,734
Expenditures	(38,699)	(15,008)
Balance, end of year	47,800	26,181

b)	Other receivables
At December 31, 2014, the Company had investment tax credits of $11.8 million (December 31, 2013 - $11.8 million).

7.	EXPLORATION AND EVALUATION ASSETS

($000s)	2014	2013
Exploration and evaluation assets at cost	1,789,812	1,590,298
Accumulated amortization	(1,167,303)	(901,974)
Net carrying amount	622,509	688,324

Reconciliation of movements during the year
Cost, beginning of year	1,590,298	1,700,442
Accumulated amortization, beginning of year	(901,974)	(619,685)
Net carrying amount, beginning of year	688,324	1,080,757

Net carrying amount, beginning of year	688,324	1,080,757
Acquisitions through business combinations, net	65,029	6,600
Additions	578,942	471,900
Dispositions	-	(1,993)
Transfers to property, plant and equipment	(486,466)	(614,446)
Amortization	(248,854)	(275,504)
Foreign exchange	25,534	21,010
Net carrying amount, end of year	622,509	688,324

CRESCENT POINT ENERGY CORP.	14

Exploration and evaluation assets consist of the Company's undeveloped land and exploration projects which are pending the determination of technical feasibility. Additions represent the Company's share of the cost of E&E assets. At December 31, 2014, $622.5 million remains in E&E assets after $486.5 million was transferred to PP&E following the determination of technical feasibility during the year ended December 31, 2014 (year ended December 31, 2013 - $688.3 million and $614.4 million, respectively).
Impairment test of exploration and evaluation assets
As a result of the decrease in forward benchmark commodity prices at December 31, 2014 compared to December 31, 2013, an impairment test on the Company’s E&E assets was performed. At December 31, 2014, the Company determined that the fair value less costs of disposal exceeded its carrying amount. As a result, no impairment was recorded. There were no indicators of impairment at December 31, 2013.

8.	CAPITAL ACQUISITIONS AND DISPOSITIONS
If the material business combinations outlined below under Corporate Acquisitions and under Major Property Acquisitions had closed on January 1, 2014, Crescent Point's oil and gas sales and oil and gas sales less royalties, transportation and operating expenses for the year ended December 31, 2014 would have been approximately $4.5 billion and $2.9 billion, respectively. This pro-forma information is not necessarily indicative of the results should the material business combinations have actually occurred on January 1, 2014.
In the year ended December 31, 2014, the Company incurred $13.8 million (December 31, 2013 - $5.8 million) of transaction costs related to business combinations that are recorded as general and administrative expenses.
a) Corporate Acquisitions
CanEra Energy Corp.
On May 15, 2014, Crescent Point completed the acquisition, by way of plan of arrangement, of all issued and outstanding common shares of CanEra Energy Corp. ("CanEra"), a private oil and gas company with properties in southeast Saskatchewan. Total consideration for the CanEra shares was approximately $1.1 billion and included the issuance of approximately 12.9 million Crescent Point common shares, cash consideration of $191.8 million, assumed long-term debt and working capital ($1.3 billion was allocated to PP&E and $21.1 million was allocated to E&E assets).

($000s)
Fair value of net assets acquired
Accounts receivable	45,115
Property, plant and equipment	1,327,982
Exploration and evaluation	21,078
Accounts payable and accrued liabilities	(37,949)
Derivative liability	(6,445)
Long-term debt	(360,456)
Decommissioning liability	(65,607)
Deferred income tax liability	(169,450)
Total net assets acquired	754,268
Consideration
Shares issued (12,928,091 shares)	562,501
Cash	191,767
Total purchase price	754,268
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to the year ended December 31, 2014 includes approximately $141.2 million and $74.3 million, respectively, attributable to the CanEra acquisition.
T.Bird Oil Ltd.
On August 13, 2014, Crescent Point completed the acquisition of all issued and outstanding common shares of T.Bird Oil Ltd. ("T.Bird"), a private oil and gas company with properties in southeast Saskatchewan and Manitoba. Total consideration for the T.Bird shares was approximately $85.7 million and included the issuance of approximately 1.5 million Crescent Point common shares, cash consideration of $0.3 million, assumed long-term debt and working capital ($109.7 million was allocated to PP&E).

CRESCENT POINT ENERGY CORP.	15

($000s)
Fair value of net assets acquired
Accounts receivable	2,823
Property, plant and equipment	109,727
Accounts payable and accrued liabilities	(2,320)
Long-term debt	(20,575)
Decommissioning liability	(2,740)
Deferred income tax liability	(21,315)
Total net assets acquired	65,600
Consideration
Shares issued (1,482,477 shares)	65,259
Cash	341
Total purchase price	65,600
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to the year ended December 31, 2014 includes approximately $7.1 million and $5.6 million, respectively, attributable to the T.Bird acquisition.
b) Major Property Acquisitions
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition dates to the year ended December 31, 2014 includes approximately $49.3 million and $39.7 million, respectively, attributable to these major property acquisitions.
Saskatchewan Viking Asset Acquisition
On June 12, 2014, Crescent Point completed the acquisition of Saskatchewan Viking oil assets for total consideration of $331.7 million comprised of the issuance of approximately 7.6 million Crescent Point common shares less net cash received on customary closing adjustments of $12.0 million ($338.8 million was allocated to PP&E, including $7.1 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
Southeast Saskatchewan and Manitoba Asset Acquisition
On September 30, 2014, Crescent Point completed the acquisition of certain assets in southeast Saskatchewan and Manitoba. Total consideration for the assets included certain Crescent Point assets in Creelman, Saskatchewan and net cash consideration of $374.3 million ($378.5 million was allocated to PP&E and $8.0 million was allocated to E&E assets, including $12.2 million related to decommissioning liability). These assets were acquired with full tax pools and no working capital items.
c) Minor Property Acquisitions and Dispositions
Crescent Point completed minor property acquisitions and dispositions during the year ended December 31, 2014 for net consideration of $293.8 million ($265.2 million was allocated to PP&E and $35.9 million was allocated to E&E assets, including $6.8 million related to decommissioning liability). These minor property acquisitions and dispositions were completed with full tax pools and no working capital items.

CRESCENT POINT ENERGY CORP.	16

9.	PROPERTY, PLANT AND EQUIPMENT

($000s)	2014	2013
Development and production assets	19,891,460	14,964,220
Corporate assets	87,692	26,176
Property, plant and equipment at cost	19,979,152	14,990,396
Accumulated depletion, depreciation and impairment	(5,729,090)	(3,731,249)
Net carrying amount	14,250,062	11,259,147

Reconciliation of movements during the year

Development and production assets
Cost, beginning of year	14,964,220	12,740,337
Accumulated depletion and impairment, beginning of year	(3,715,311)	(2,431,102)
Net carrying amount, beginning of year	11,248,909	10,309,235

Net carrying amount, beginning of year	11,248,909	10,309,235
Acquisitions through business combinations, net	2,420,584	119,611
Additions	1,871,391	1,414,067
Dispositions	(283)	(2,454)
Transfers from exploration and evaluation assets	486,466	614,446
Depletion	(1,380,412)	(1,181,383)
Impairment	(588,200)	(98,291)
Foreign exchange	124,973	73,678
Net carrying amount, end of year	14,183,428	11,248,909

Cost, end of year	19,891,460	14,964,220
Accumulated depletion and impairment, end of year	(5,708,032)	(3,715,311)
Net carrying amount, end of year	14,183,428	11,248,909

Corporate assets
Cost, beginning of year	26,176	22,843
Accumulated depreciation, beginning of year	(15,938)	(12,210)
Net carrying amount, beginning of year	10,238	10,633

Net carrying amount, beginning of year	10,238	10,633
Additions	61,408	3,285
Depreciation	(5,090)	(3,721)
Foreign exchange	78	41
Net carrying amount, end of year	66,634	10,238

Cost, end of year	87,692	26,176
Accumulated depreciation, end of year	(21,058)	(15,938)
Net carrying amount, end of year	66,634	10,238
At December 31, 2014, future development costs of $6.9 billion (December 31, 2013 - $5.9 billion) are included in costs subject to depletion.
Direct general and administrative costs capitalized by the Company during the year ended December 31, 2014 were $41.3 million (year ended December 31, 2013 - $42.2 million), including $18.0 million of share-based compensation costs (year ended December 31, 2013 - $23.1 million).

CRESCENT POINT ENERGY CORP.	17

Impairment test of property, plant and equipment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, management exercises their judgment in estimating future cash flows for the recoverable amount, being the higher of fair value less costs of disposal and value in use. These key judgments include estimates about recoverable reserves (see "Use of estimates and judgments" discussion in Note 2c), forecast benchmark commodity prices, royalties, operating costs and discount rates. The fair value less costs of disposal and value in use estimates are categorized as Level 3 according to the IFRS 13 fair value hierarchy.
Forecast benchmark commodity price assumptions tend to be stable because short-term increases or decreases in prices are not considered indicative of long-term price levels, but are nonetheless subject to change.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of property, plant and equipment at December 31, 2014. The Company used an average after-tax discount rate of 10 percent.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024 (2)
WTI ($US/bbl)	62.50	75.00	80.00	85.00	90.00	95.00	98.54	100.51	102.52	104.57
Exchange Rate ($US/$Cdn)	0.850	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875	0.875
WTI ($Cdn/bbl)	73.53	85.71	91.43	97.14	102.86	108.57	112.62	114.87	117.17	119.51
AECO ($Cdn/MMbtu)	3.31	3.77	4.02	4.27	4.53	4.78	5.03	5.28	5.53	5.71

(1)	The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing our impairment tests.

(2)	Forecast benchmark commodity prices are assumed to increase by 2% in each year after 2024 to the end of the reserve life. Exchange rates are assumed to be constant at 0.875.
At December 31, 2014, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs of disposal of $937.7 million. The full amount of the impairment was attributed to PP&E and, as a result, an impairment loss of $303.8 million was recorded as a component of depletion, depreciation, amortization and impairment expense. The Southern Alberta CGU is comprised primarily of properties in the early stages of development for which the operating results are included in the Canadian operating segment. The impairment in 2014 was largely a result of the decrease in forecast benchmark commodity prices at December 31, 2014 compared to December 31, 2013 and the early development of the Company's Alberta resource plays which resulted in negative technical revisions to proved plus probable reserves.
The Company also determined that the carrying amounts of the Northern USA and Southern USA CGUs exceeded their fair value less costs of disposal of $405.6 million and $1.0 billion, respectively. The full amounts of the impairment were attributed to PP&E and, as a result, impairment losses of $92.0 million and $192.4 million were recorded as a component of depletion, depreciation, amortization and impairment expense for the Northern USA and Southern USA CGUs, respectively. The Northern USA and Southern USA CGUs are comprised primarily of properties in the early stages of development for which the operating results are included in the U.S. operating segment. The impairment in 2014 was largely a result of the decrease in forecast benchmark commodity prices at December 31, 2014 compared to December 31, 2013, partially offset by positive technical revisions to proved plus probable reserves from the Company's successful drilling and development program.
Changes in any of the key judgments, such as a downward revision in reserves, a decrease in forecast benchmark commodity prices, changes in foreign exchange rates, an increase in royalties or an increase in operating costs would decrease the recoverable amounts of assets and any impairment charges would affect net income. For the year ended December 31, 2014, a one percent increase in the assumed discount rate would result in an additional impairment for the Southern Alberta, Northern USA and Southern USA CGUs of approximately $188.7 million, while a five percent decrease in the forecast benchmark commodity price estimate in conjunction with a one percent decrease in Cdn$ relative to US$ would result in an additional impairment of approximately $322.2 million. The increase in discount rate and decrease in forecast benchmark commodity price estimates would not result in additional impairments in any of the Company's remaining CGUs.
At December 31, 2013, the Company determined that the carrying amount of the Southern Alberta CGU exceeded its fair value less costs of disposal of $864.0 million. The Company reported an impairment loss of $98.3 million related to the Southern Alberta CGU largely as a result of the exploratory nature of the Alberta Bakken resource play which resulted in negative technical revisions to proved plus probable reserves and an increase in expected operating and abandonment costs. The Company reported no impairment losses for the year ended December 31, 2013 related to the Northern USA and Southern USA CGUs.

10.	GOODWILL
The carrying value of goodwill at December 31, 2014 is $251.9 million (December 31, 2013 - $251.9 million). Goodwill has been assigned to the Canadian operating segment.
Impairment test of goodwill
The impairment test of goodwill at December 31, 2014 and 2013 concluded that the estimated recoverable amount exceeded the carrying amount. As such, no goodwill impairment existed. The recoverable amount of the Canadian operating segment was estimated to be $15.3 billion at December 31, 2014 and was determined based on fair value less costs of disposal. The fair value measurement of the recoverable amount of the Canadian operating segment is categorized as Level 3 according to the IFRS 13 fair value hierarchy. Refer to Note 9 - “Property, Plant and Equipment” for a description of the key input estimates and the methodology used in the determination of the estimated recoverable amount related to goodwill.

CRESCENT POINT ENERGY CORP.	18

11.	LONG-TERM DEBT
The following table reconciles long-term debt:

($000s)	2014	2013
Bank credit facilities	1,261,065	546,595
Senior guaranteed notes	1,682,009	1,187,519
Long-term debt	2,943,074	1,734,114
Long-term debt due within one year	93,504	-
Long-term debt due beyond one year	2,849,570	1,734,114

a)	Bank Credit Facilities
At December 31, 2014, the Company had a syndicated unsecured credit facility with sixteen banks and an operating credit facility with one Canadian chartered bank, for a total amount available under the combined facilities of $2.6 billion. The syndicated unsecured credit facility also includes an accordion feature that allows the Company to increase the facility by up to $500.0 million.
The Company was in compliance with all debt covenants at December 31, 2014.
The Company had letters of credit in the amount of $0.5 million outstanding at December 31, 2014.
On March 10, 2015, the syndicated unsecured credit facility and the operating credit facility were renewed and increased to a total amount available under the combined facilities of $3.6 billion. The syndicated unsecured credit facility continues to include an accordion feature that allows the Company to increase the facility by up to $500.0 million. The credit facilities bear interest at the Canadian prime rate plus a margin based on a sliding scale ratio of the Company's senior debt to EBITDA, adjusted for certain non-cash items. The syndicated unsecured credit facility constitutes a revolving credit facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The operating credit facility constitutes a revolving facility for a three year term which is extendible annually; the current maturity date is June 8, 2018. The combined credit facilities have covenants which restrict the Company's ratio of senior debt to EBITDA, adjusted for certain non-cash items, to a maximum of 3.5:1.0 and the ratio of debt to capital, adjusted for certain non-cash items, to a maximum of 0.55:1.0. The Company manages its credit facilities through a combination of bankers' acceptance loans and interest rate swaps.

CRESCENT POINT ENERGY CORP.	19

b)	Senior Guaranteed Notes
The Company has closed private offerings of senior guaranteed notes raising total gross proceeds of US$1.29 billion and Cdn$182.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The terms, rates and carrying amounts of the Company's outstanding senior guaranteed notes are detailed below:

Principal ($000s)	Maturity Date	Coupon Rate	Interest Payment Dates	2014	2013
Cdn$50,000	March 24, 2015	4.92%	September 24 and March 24	50,000	50,000
US$37,500	March 24, 2015	4.71%	September 24 and March 24	43,504	39,885
US$52,000	April 14, 2016	3.93%	October 14 and April 14	60,325	55,307
US$67,500	March 24, 2017	5.48%	September 24 and March 24	78,306	71,793
US$31,000	April 14, 2018	4.58%	October 14 and April 14	35,963	32,972
US$20,000	June 12, 2018	2.65%	December 12 and June 12	23,202	21,272
Cdn$7,000	May 22, 2019	4.29%	November 22 and May 22	7,000	7,000
US$68,000	May 22, 2019	3.39%	November 22 and May 22	78,887	72,325
US$155,000	March 24, 2020	6.03%	September 24 and March 24	179,816	164,858
Cdn$50,000	April 14, 2021	5.53%	October 14 and April 14	50,000	50,000
US$82,000	April 14, 2021	5.13%	October 14 and April 14	95,128	87,215
US$52,500	June 20, 2021	3.29%	December 20 and June 20	60,905	-
Cdn$25,000	May 22, 2022	4.76%	November 22 and May 22	25,000	25,000
US$200,000	May 22, 2022	4.00%	November 22 and May 22	232,020	212,720
Cdn$10,000	June 12, 2023	4.11%	December 12 and June 12	10,000	10,000
US$270,000	June 12, 2023	3.78%	December 12 and June 12	313,227	287,172
Cdn$40,000	June 20, 2024	3.85%	December 20 and June 20	40,000	-
US$257,500	June 20, 2024	3.75%	December 20 and June 20	298,726	-
Senior guaranteed notes				1,682,009	1,187,519
Senior guaranteed notes due within one year				93,504	-
Senior guaranteed notes due beyond one year				1,588,505	1,187,519
Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into cross currency interest rate swaps (''CCIRS'') with a syndicate of financial institutions. To manage the Company's foreign exchange risk, the CCIRS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million. See additional information in Note 23 - “Financial Instruments and Derivatives”.

12.	OTHER LONG-TERM LIABILITIES

($000s)	2014	2013
Lease inducement (1)	43,784	-
Long-term compensation liability (2)	2,271	3,072
Other long-term liabilities	46,055	3,072

(1)
The Company's lease inducement is associated with the building lease for Crescent Point's corporate office. This non-cash liability will be amortized on a straight-line basis over the term of the lease commencing in June 2015 and extending to June 2030.

(2)	Long-term compensation liability relates to the Deferred Share Unit ("DSU") Plan. See additional information in Note 21 - "Share-based Compensation".

CRESCENT POINT ENERGY CORP.	20

13.	DECOMMISSIONING LIABILITY
The following table reconciles the decommissioning liability:

($000s)	2014	2013
Decommissioning liability, beginning of year	629,538	502,432
Liabilities incurred	41,892	32,562
Liabilities acquired through capital acquisitions	94,775	4,291
Liabilities disposed through capital dispositions	(226)	(793)
Liabilities settled	(38,043)	(11,375)
Revaluation of acquired decommissioning liabilities (1)	80,625	3,256
Change in estimated future costs	70,626	115,266
Change in discount rate	122,984	(30,263)
Accretion expense	21,187	14,162
Decommissioning liability, end of year	1,023,358	629,538
Expected to be incurred within one year	52,280	18,469
Expected to be incurred beyond one year	971,078	611,069

(1)
These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.

The total future decommissioning liability was estimated by management based on the Company’s net ownership in all wells and facilities. This includes all estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total decommissioning liability to be $1.0 billion at December 31, 2014 (December 31, 2013 - $629.5 million) based on total estimated undiscounted cash flows to settle the obligation of $1.1 billion (December 31, 2013 - $739.8 million). These obligations are expected to be settled through 2048, with the majority expected after 2030. The estimated cash flows have been discounted using an average risk free rate of approximately 2.25 percent and an inflation rate of 2 percent (December 31, 2013 - approximately 3 percent and 2 percent, respectively).

14.	SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	2014		2013
	Number of shares	Amount ($000s)	Number of shares	Amount ($000s)
Common shares, beginning of year	394,993,566	12,181,396	374,702,264	11,439,861
Issued for cash	18,435,000	800,079	-	-
Issued on capital acquisitions	22,054,895	974,164	-	-
Issued on redemption of restricted shares (1)	1,887,180	77,896	2,045,169	82,395
Issued pursuant to DRIP (2) and SDP (3)	9,139,569	339,883	18,246,133	659,140
Common shares, end of year	446,510,210	14,373,418	394,993,566	12,181,396
Cumulative share issue costs, net of tax	-	(215,899)	-	(191,091)
Total shareholders’ capital, end of year	446,510,210	14,157,519	394,993,566	11,990,305

(1)	The amount of shares issued on redemption of restricted shares is net of any employee withholding taxes.

(2)	Premium Dividend TM and Dividend Reinvestment Plan.

(3)	Share Dividend Plan.
At December 31, 2014, the Company recorded dividends payable of $102.7 million which was settled with cash of $72.9 million and Crescent Point common shares issued pursuant to the DRIP and SDP valued at $29.8 million (1,181,265 common shares) on January 15, 2015.  At December 31, 2013, the Company recorded dividends payable of $90.8 million which was settled with cash of $65.0 million and Crescent Point common shares issued pursuant to the DRIP valued at $25.8 million (678,361 common shares) on January 15, 2014.
During the second quarter of 2014, the Company implemented a Share Dividend Plan ("SDP"). The SDP enables shareholders to receive their dividends in the form of common shares which are issued at a five percent discount to the prevailing market price.

CRESCENT POINT ENERGY CORP.	21

15.	DEFICIT

($000s)	2014	2013
Accumulated earnings	1,563,243	1,054,349
Accumulated tax effect on redemption of restricted shares	9,854	8,736
Accumulated dividends	(5,930,150)	(4,755,522)
Deficit	(4,357,053)	(3,692,437)

16.	CAPITAL MANAGEMENT
The Company’s capital structure is comprised of shareholders’ equity, long-term debt and working capital. The balance of each of these items is as follows:

($000s)	2014	2013
Long-term debt	2,943,074	1,734,114
Working capital deficiency (1)	433,081	406,134
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(185,046)	(63,170)
Net debt	3,191,109	2,077,078
Shareholders’ equity	10,160,889	8,500,073
Total capitalization	13,351,998	10,577,151

(1)
Working capital deficiency is calculated as accounts payable and accrued liabilities plus dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable.

Crescent Point's objective for managing capital is to maintain a strong balance sheet and capital base to provide financial flexibility, stability to dividends and to position the Company for future development of the business. Ultimately, Crescent Point strives to maximize long-term stakeholder value by ensuring the Company has the financing capacity to fund projects that are expected to add value to stakeholders and distribute any excess cash that is not required for financing projects.
Crescent Point manages and monitors its capital structure and short-term financing requirements using a non-GAAP measure, the ratio of net debt to funds flow from operations. Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and dividends payable, less cash, accounts receivable, prepaids and deposits and long-term investments, excluding the equity settled component of dividends payable and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Funds flow from operations is calculated as cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Crescent Point's long-term objective is to maintain a net debt to funds flow from operations ratio of approximately 1.0 times. This metric is used to measure the Company's overall debt position and measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels. The Company's net debt to funds flow from operations ratio at December 31, 2014 was 1.3 times (December 31, 2013 - 1.0 times). The funds flow from operations only reflects funds flow from operations generated on acquired properties since the closing date of the acquisitions.
Crescent Point strives to provide stability to its dividends over time by managing risks associated with the oil and gas industry. To accomplish this, the Company maintains a conservative balance sheet with significant unutilized lines of credit, manages its exposure to fluctuating interest rates and foreign exchange rates on its long-term debt, and actively hedges commodity prices using a 3½ year risk management program by hedging up to 65 percent, unless otherwise approved by the Board of Directors, of after royalty volumes using a portfolio of swaps, collars and put option instruments and up to 35 percent of after royalty volumes using a combination of financial derivatives and fixed differential physical contracts to manage price differentials.
Crescent Point is subject to certain financial covenants on its credit facility and senior guaranteed notes agreements and is in compliance with all financial covenants as at December 31, 2014.

17.	DERIVATIVE GAINS (LOSSES)

($000s)	2014	2013
Realized losses	(104,783)	(90,871)
Unrealized gains (losses)	880,831	(111,876)
Derivative gains (losses)	776,048	(202,747)

18.	OTHER LOSS

($000s)	2014	2013
Unrealized loss on long-term investments	(24,351)	(10,677)
Other gain	-	613
Other loss	(24,351)	(10,064)

CRESCENT POINT ENERGY CORP.	22

19.	FOREIGN EXCHANGE LOSS

($000s)	2014	2013
Realized
Foreign exchange loss on cross currency interest rate swaps	(2,094)	(4,308)
Other foreign exchange gain	523	1,134
Unrealized
Foreign exchange loss on translation of US dollar senior guaranteed notes	(121,876)	(60,994)
Other foreign exchange loss	(915)	(337)
Foreign exchange loss	(124,362)	(64,505)

20.	INCOME TAXES
The provision for income taxes is as follows:

($000s)	2014	2013
Current tax:
Canada	(244)	137
Luxembourg	311	36
Current tax expense	67	173
Deferred tax:
Canada	280,515	76,801
United States	23,458	(3,368)
Deferred tax expense	303,973	73,433
Income tax expense	304,040	73,606
The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

($000s)	2014	2013
Net income before tax	812,934	218,842
Statutory income tax rate	26.14%	26.04%
Expected provision for income taxes	212,501	56,893
Effect of change in corporate tax rates	3,977	(3,101)
Effect of tax rates in foreign jurisdictions	(48,534)	(9,009)
Effect of restricted share bonus plan	(2,414)	(3,373)
Deferred tax assets not recognized	134,786	20,530
Effect of non-taxable capital losses	3,758	8,617
Other	(34)	3,049
Income tax expense	304,040	73,606
The statutory combined federal and provincial income tax rate increased from 26.04% in 2013 to 26.14% in 2014 due to a change in the allocation of taxable income between provinces.
The deferred income tax liabilities are expected to be settled in the following periods:

($000s)	2014	2013
Deferred income tax:
To be settled within 12 months	(121,533)	31,121
To be settled after more than 12 months	(1,226,647)	(895,729)
Deferred income tax	(1,348,180)	(864,608)

CRESCENT POINT ENERGY CORP.	23

The movement in deferred income tax liabilities and assets is as follows:

($000s)	At January 1, 2014	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2014
Deferred income tax assets:
Decommissioning liability	167,014	17,802	73,235	258,051
Income tax losses carried forward	122,580	16,102	(118,748)	19,934
Share issue costs	22,412	8,779	(13,067)	18,124
Risk management contracts	32,611	1,678	(33,347)	942
Other	2,046	2,967	(768)	4,245
	346,663	47,328	(92,695)	301,296
Deferred income tax liabilities:
Property, plant & equipment	(1,060,521)	(226,927)	(104,707)	(1,392,155)
Timing of partnership items	(137,411)	-	41,915	(95,496)
Risk management contracts	(13,339)	-	(148,486)	(161,825)
	(1,211,271)	(226,927)	(211,278)	(1,649,476)
Net deferred income tax liabilities	(864,608)	(179,599)	(303,973)	(1,348,180)

($000s)	At January 1, 2013	(Charges) / credits due to acquisitions & other	(Charged) / credited to earnings	At December 31, 2013
Deferred income tax assets:
Decommissioning liability	134,144	-	32,870	167,014
Income tax losses carried forward	184,974	-	(62,394)	122,580
Share issue costs	33,195	141	(10,924)	22,412
Risk management contracts	6,230	-	26,381	32,611
Other	11,308	1,349	(10,611)	2,046
	369,851	1,490	(24,678)	346,663
Deferred income tax liabilities:
Property, plant & equipment	(966,007)	-	(94,514)	(1,060,521)
Timing of partnership items	(180,381)	-	42,970	(137,411)
Risk management contracts	(16,128)	-	2,789	(13,339)
	(1,162,516)	-	(48,755)	(1,211,271)
Net deferred income tax liabilities	(792,665)	1,490	(73,433)	(864,608)
The approximate amounts of tax pools available as at December 31, 2014 and 2013 are as follows:

($000s)	2014	2013
Tax pools:
Canada	7,873,959	6,751,472
United States	2,101,951	1,626,298
Total	9,975,910	8,377,770
The tax pools presented do not include the impact of income from the general partnership for its fiscal period ended December 31, 2014 for which the Company is entitled to claim a reserve for current income tax purposes. Including the impact of income from the general partnership which is taxable to the Company in future years, the net tax pools remaining at December 31, 2014 are approximately $9.6 billion (December 31, 2013 - $7.9 billion).
The above tax pools include estimated Canadian non-capital losses carried forward of $76.3 million (December 31, 2013 - $387.2 million) that expire in the years 2030 through 2031, and U.S. net operating losses of $231.1 million (December 31, 2013 - $72.5 million) which expire in the years 2024 through 2033. A deferred income tax asset has not been recognized for realized and unrealized U.S. net operating losses of $388.0 million (December 31, 2013 - $15.3 million) as there is not sufficient certainty regarding future utilization.
A deferred tax asset has not been recognized in respect of certain unrealized capital losses and capital losses carried forward for Canadian tax purposes in the amount of $117.8 million (December 31, 2013 - $157.7 million). Recognition is dependent on the realization of future taxable capital gains.

CRESCENT POINT ENERGY CORP.	24

A deferred tax asset has not been recognized in respect of temporary differences associated with investments in subsidiaries as it is not likely that the temporary differences will reverse in the foreseeable future. The deductible temporary differences associated with investments in subsidiaries is approximately $385.8 million (December 31, 2013 - $52.8 million).

21.	SHARE-BASED COMPENSATION
Restricted Share Bonus Plan
The Company has a Restricted Share Bonus Plan pursuant to which the Company may grant restricted shares to directors, officers, employees and consultants. The restricted shares vest on terms up to three years from the grant date as determined by the Board of Directors.
Restricted shareholders are eligible for monthly dividends on their restricted shares, immediately upon grant.
Deferred Share Unit Plan
The Company has a DSU plan for directors. Each DSU vests on the date of the grant, however, the settlement of the DSU occurs following a change of control or when the individual ceases to be a director of the Company. Deferred Share Units are settled in cash based on the prevailing Crescent Point share price.
The following table reconciles the number of restricted shares and DSUs for the year ended December 31, 2014:

	Restricted Shares	Deferred Share Units
Balance, beginning of year	2,588,143	75,380
Granted	3,117,851	33,967
Adjustment in accordance with grant	-	(8,377)
Redeemed	(1,922,677)	(16,574)
Forfeited	(134,752)	-
Balance, end of year	3,648,565	84,396
For the year ended December 31, 2014, the Company calculated total share-based compensation, net of estimated forfeitures and forfeiture true-ups, of $87.7 million (December 31, 2013 - $90.8 million), of which $18.0 million was capitalized (December 31, 2013 - $23.1 million).

22.	PER SHARE AMOUNTS
The following table summarizes the weighted average shares used in calculating net income per share:

	2014	2013
Weighted average shares – basic	418,688,308	386,253,999
Dilutive impact of restricted shares	2,371,936	1,476,739
Weighted average shares – diluted	421,060,244	387,730,738

23.	FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, reclamation fund, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
Crescent Point's derivative assets and liabilities are transacted in active markets. Crescent Point's long-term investments are transacted in active and non-active markets. The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 - Values are based on prices or valuation techniques that are not based on observable market data.
Accordingly, Crescent Point's derivative assets and liabilities are classified as Level 2. Long-term investments are classified as Level 1, Level 2 or Level 3 depending on the valuation methods and inputs used and whether the applicable company is publicly traded or private. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
Crescent Point's valuation of investments in private companies is based primarily on recent trading activity in the relevant company's common shares. Crescent Point validates these valuations using a variety of peer comparison metrics and industry data. The Company's finance department is responsible for performing the valuation of financial instruments, including the calculation of Level 3 fair values. Refer to Note 5 for changes in the Company's Level 3 investments.

CRESCENT POINT ENERGY CORP.	25

Discussions of the fair values and risks associated with financial assets and liabilities, as well as summarized information related to derivative positions are detailed below:
a) Carrying Amount and Fair Value of Financial Instruments
The fair value of cash, accounts receivable, reclamation fund, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2014:

	2014 Carrying Value	2014 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	803,980	803,980	-	803,980	-
Long-term investments (1)	49,878	49,878	21,024	-	28,854
	853,858	853,858	21,024	803,980	28,854
Financial liabilities
Derivatives	3,604	3,604	-	3,604	-
Senior guaranteed notes (2)	1,682,009	1,795,213	-	1,795,213	-
	1,685,613	1,798,817	-	1,798,817	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

The following table summarizes the carrying value of the Company's remaining financial assets and liabilities as compared to their respective fair values as of December 31, 2013:

	2013 Carrying Value	2013 Fair Value	Quoted prices in active markets for identical assets (Level1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
($000s)
Financial assets
Derivatives	51,224	51,224	-	51,224	-
Long-term investments (1)	74,229	74,229	24,259	-	49,970
	125,453	125,453	24,259	51,224	49,970
Financial liabilities
Derivatives	125,234	125,234	-	125,234	-
Senior guaranteed notes (2)	1,187,519	1,202,304	-	1,202,304	-
	1,312,753	1,327,538	-	1,327,538	-

(1)	Long-term investments are comprised of equity securities in public and private upstream oil and gas companies.

(2)
The senior guaranteed notes are classified as financial liabilities at amortized cost and are reported at amortized cost. The notes denominated in US dollars are translated to Canadian dollars at the period end exchange rate. The fair value of the notes is calculated based on current interest rates and is not recorded in the financial statements.

Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. The Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	26

The following table summarizes the fair value as at December 31, 2014 and the change in fair value for the year ended December 31, 2014:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Total
Derivative assets / (liabilities), beginning of year	(111,568)	(6,536)	44,094	(74,010)
Acquired through capital acquisitions	(6,445)	-	-	(6,445)
Unrealized change in fair value	757,631	4,281	118,919	880,831
Derivative assets / (liabilities), end of year	639,618	(2,255)	163,013	800,376

Derivative assets, end of year	640,027	-	163,953	803,980
Derivative liabilities, end of year	(409)	(2,255)	(940)	(3,604)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
The following table summarizes the fair value as at December 31, 2013 and the change in fair value for the year ended December 31, 2013:

($000s)	Commodity contracts (1)	Interest contracts	CCIRS contracts (2)	Foreign exchange contracts	Total
Derivative assets / (liabilities), beginning of year	43,337	(8,518)	2,840	207	37,866
Unrealized change in fair value	(154,905)	1,982	41,254	(207)	(111,876)
Derivative assets / (liabilities), end of year	(111,568)	(6,536)	44,094	-	(74,010)

Derivative assets, end of year	3,512	-	47,712	-	51,224
Derivative liabilities, end of year	(115,080)	(6,536)	(3,618)	-	(125,234)

(1)	Includes oil, gas and power contracts.

(2)	Includes cross currency principal swap contract.
Offsetting Financial Assets and Liabilities
Financial assets and liabilities are only offset if the Company has the legal right to offset and intends to settle on a net basis or settle the asset and liability simultaneously. The Company offsets derivative assets and liabilities when the counterparty, commodity, currency and timing of settlement are the same. The following table summarizes the gross asset and liability positions of the Company's financial derivatives by contract that are offset on the balance sheet as at December 31, 2014 and December 31, 2013:

	2014			2013
($000s)	Asset	Liability	Net	Asset	Liability	Net
Gross amount	804,069	(3,693)	800,376	55,614	(129,624)	(74,010)
Amount offset	(89)	89	-	(4,390)	4,390	-
Net amount	803,980	(3,604)	800,376	51,224	(125,234)	(74,010)

b)	Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates and foreign exchange rates as well as credit and liquidity risk.
Market Risk
Market risk is the risk that the fair value or future cash flows of a derivative will fluctuate because of changes in market prices. Market risk is comprised of commodity price risk, interest rate risk and foreign exchange risk as discussed below.
Commodity Price Risk
The Company is exposed to commodity price risk on crude oil and natural gas revenues as well as power on electricity consumption. As a means to mitigate the exposure to commodity price volatility, the Company has entered into various derivative agreements and physical contracts. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

CRESCENT POINT ENERGY CORP.	27

Crude oil - To partially mitigate exposure to crude oil commodity price risk, the Company enters into option contracts and swaps, which manage the Cdn$ WTI price fluctuations. The Company also enters physical delivery and derivative WTI price differential contracts which manage the spread between US$ WTI and various stream prices. The Company manages physical delivery contracts on a month-to-month spot and on a term contract basis. As at December 31, 2014, Crescent Point had committed, on a term contract basis, to deliver an average of approximately 8,600 bbl/d of crude oil from January 2015 to December 2015 and 2,500 bbl/d of crude oil from January 2016 to December 2019.
Natural gas - To partially mitigate exposure to natural gas commodity price risk, the Company enters into AECO natural gas swaps, which manage the AECO natural gas price fluctuations.
Power - To partially mitigate exposure to electricity price changes, the Company may enter into swaps or fixed price physical delivery contracts which fix the power price.
The following table summarizes the sensitivity of the fair value of the Company's derivative positions as at December 31, 2014 and December 31, 2013 to fluctuations in commodity prices or differentials, with all other variables held constant. When assessing the potential impact of these commodity price or differential changes, the Company believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices or differentials potentially would have resulted in unrealized gains (losses) impacting income before tax as follows:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Year ended December 31, 2014		Year ended December 31, 2013
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil	(207,970)	208,466	(308,532)	305,675
Natural gas	(8,577)	8,577	(4,006)	4,006
Power	340	(340)	264	(264)
Interest Rate Risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in the prime interest rate. For the year ended December 31, 2014, a one percent increase or decrease in the interest rate on floating rate debt would have amounted to a $10.6 million impact on income before tax.
The Company partially mitigates its exposure to interest rate changes by entering into interest rate swap transactions. The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the applicable forward interest rates as at December 31, 2014 and December 31, 2013 with all other variables held constant:

	Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Year ended December 31, 2014		Year ended December 31, 2013
Forward interest rates	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Interest rate swaps	81	(81)	329	(329)
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As the Company operates in Canada and the U.S., fluctuations in the exchange rate between the US/Canadian dollars can have a significant effect on reported results. The Company is exposed to foreign exchange risk in relation to its US dollar denominated senior guaranteed notes, investment in U.S. subsidiaries and in relation to its crude oil sales.
Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.
The Company can partially mitigate its exposure to foreign exchange rate changes by entering into US dollar swaps. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

CRESCENT POINT ENERGY CORP.	28

The following sensitivities show the resulting unrealized gains (losses) and the impact on income before tax of the respective changes in the period end and applicable forward foreign exchange rates at December 31, 2014 and December 31, 2013 with all other variables held constant:

		Impact on Income Before Tax		Impact on Income Before Tax
($000s)	Exchange Rate	Year ended December 31, 2014		Year ended December 31, 2013
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar senior guaranteed notes	Period End	150,001	(150,001)	104,552	(104,552)
Cross currency interest rate swaps	Forward	(165,953)	165,953	(113,694)	113,694
Cross currency principal swaps	Forward	(3,469)	3,469	(3,230)	3,230
Credit Risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. The Company monitors the creditworthiness and concentration of credit with customers of its physical oil and gas sales. The Company is authorized to transact derivative contracts with counterparties rated A (or equivalent) or better, based on the lowest rating of the three ratings providers. Should one of the Company's financial counterparties be downgraded below the A rating limit, the Chief Financial Officer will advise the Audit Committee and provide recommendations to minimize the Company's credit risk to that counterparty. The maximum credit exposure associated with accounts receivable is the total carrying amount and the maximum exposure associated with the derivative instruments approximates their fair value.
To further mitigate credit risk associated with its physical sales portfolio, Crescent Point has secured credit insurance from a global credit insurance provider. This policy provides credit coverage for approximately 35 percent of the Company's physical sales portfolio. Crescent Point believes this insurance policy is a prudent component of its formal credit policies and procedures.
Approximately 2 percent of the Company's accounts receivable balance at December 31, 2014 is outstanding for more than 90 days and the Company considers the entire balance to be collectible.
Liquidity Risk
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2014 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	839,228	-	-	-	839,228
Dividends payable	102,697	-	-	-	102,697
Derivative liabilities (1)	2,136	700	283	-	3,119
Senior guaranteed notes (2)	156,965	246,262	238,770	1,287,463	1,929,460
Bank credit facilities (3)	-	1,265,773	-	-	1,265,773

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.
The timing of undiscounted cash outflows relating to the financial liabilities outstanding at December 31, 2013 is outlined in the table below:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Accounts payable and accrued liabilities	789,305	-	-	-	789,305
Dividends payable	90,849	-	-	-	90,849
Derivative liabilities (1)	95,360	22,144	-	-	117,504
Senior guaranteed notes (2)	56,108	242,717	210,337	969,357	1,478,519
Bank credit facilities (3)	-	549,733	-	-	549,733

(1)	These amounts exclude undiscounted cash outflows pursuant to the CCIRS and cross currency principal swaps.

(2)	These amounts include the notional principal and interest payments pursuant to the CCIRS and cross currency principal swaps, which fix the amounts due in Canadian dollars.

(3)	These amounts exclude interest payable on amounts drawn on the bank credit facilities.

CRESCENT POINT ENERGY CORP.	29

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 16, Crescent Point targets an average net debt to funds flow from operations ratio of approximately 1.0 times.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through capital markets and banks. At December 31, 2014, the Company had available unused borrowing capacity on bank credit facilities of approximately $1.33 billion, including $0.5 million letters of credit drawn on the facility. Crescent Point believes it has sufficient funding to meet its foreseeable spending requirements.
Included in the Company's bank credit facilities balance of $1.3 billion at December 31, 2014 (December 31, 2013 - $546.6 million) are obligations of $1.2 billion (December 31, 2013 - $460.0 million) of bankers' acceptances and obligations of $90.8 million (December 31, 2013 - $89.8 million) for borrowings under the operating and syndicated prime loans, partially offset by prepaid credit facility renewal fees of $2.6 million (December 31, 2013 - $2.1 million) and prepaid interest on bankers' acceptances of $2.1 million (December 31, 2013 - $1.1 million). These amounts are fully supported and management expects that they will continue to be supported by revolving credit facilities that have no repayment requirements until maturity, other than interest.

c)	Derivative Contracts
The Company enters into fixed price oil, gas, power, foreign currency, interest rate, cross currency interest rate, cross currency principal and crude oil differential contracts to manage its exposure to fluctuations in the price of crude oil, gas, power, foreign exchange and interest on debt.
The following is a summary of the derivative contracts in place as at December 31, 2014:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Average Swap Price ($/bbl)	Average Collar Sold Call Price ($/bbl)	Average Collar Bought Put Price ($/bbl)
2015 (2)	57,816	90.69	98.18	87.69
2016 (3)	25,981	86.68	-	-
2017 January - June	4,492	82.87	-	-

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

(2)	Includes 500 bbls/d which can be extended at the option of the counterparty for calendar 2016 at an average swap price of $95.00/bbl.

(3)	Includes 1,500 bbls/d which can be extended at the option of the counterparty for calendar 2017 at an average swap price of $95.27/bbl.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)	Average Volume (GJ/d)	Average Swap Price ($/GJ)
Term
2015	32,767	3.60
2016	32,005	3.57
2017	16,425	3.55
2018 January - March	11,000	3.55

(1)	The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Power Derivative Contracts – Canadian Dollar		Volume (MW/h)	Fixed Rate ($/MW/h)
Term	Contract
2015	Swap	3.0	49.50
2016	Swap	3.0	50.00
2017	Swap	3.0	52.50

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($)	Fixed Annual Rate (%)
Term	Contract
January 2015 – May 2015	Swap	25,000,000	2.90
January 2015 – May 2015	Swap	25,000,000	3.50
January 2015 – May 2015	Swap	50,000,000	3.09
January 2015 – June 2015	Swap	50,000,000	3.78
January 2015 – July 2015	Swap	50,000,000	3.63

CRESCENT POINT ENERGY CORP.	30

Financial Cross Currency Interest Rate Derivative Contracts
Term	Contract	Receive Notional Principal (US$)	Fixed Annual Rate (US%)	Pay Notional Principal (Cdn$)	Fixed Annual Rate (Cdn%)
January 2015 – March 2015	Swap	37,500,000	4.71	38,287,500	5.24
January 2015 – April 2016	Swap	52,000,000	3.93	50,128,000	4.84
January 2015 – March 2017	Swap	67,500,000	5.48	68,917,500	5.89
January 2015 – April 2018	Swap	31,000,000	4.58	29,884,000	5.32
January 2015 – June 2018	Swap	20,000,000	2.65	20,350,000	3.52
January 2015 – May 2019	Swap	68,000,000	3.39	66,742,000	4.53
January 2015 – March 2020	Swap	155,000,000	6.03	158,255,000	6.45
January 2015 – April 2021	Swap	82,000,000	5.13	79,048,000	5.83
January 2015 – June 2021	Swap	52,500,000	3.29	56,348,250	3.59
January 2015 – May 2022	Swap	170,000,000	4.00	166,855,000	5.03
January 2015 – June 2023	Swap	270,000,000	3.78	274,725,000	4.32
January 2015 – June 2024	Swap	257,500,000	3.75	276,374,750	4.03

Financial Cross Currency Principal Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$)	Pay Notional Principal (Cdn$)
May 22, 2022	Swap	30,000,000	32,241,000
Concurrent with the issuance of US$1.26 billion senior guaranteed notes, the Company entered into CCIRS with a syndicate of financial institutions. Under the terms of the CCIRS, the US dollar amount of the notes was fixed for purposes of interest and principal repayments at a notional amount of $1.29 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a cross currency principal swap which fixed the principal repayment at a notional amount of $32.2 million.

24.	RELATED PARTY TRANSACTIONS
All related party transactions are recorded at the exchange amount.
During the year ended December 31, 2014, Crescent Point recorded $2.1 million (December 31, 2013 - $0.8 million) of legal fees in the normal course of business to a law firm of which a partner is the Company's corporate secretary. Crescent Point also recorded $0.2 million during the year ended December 31, 2014 (December 31, 2013 - $0.3 million) of legal fees in the normal course of business to a law firm of which a partner is a director of the Company.
Compensation of Key Management Personnel
Key management personnel of the Company consists of its directors and executive officers. In addition to the directors fees and salaries paid to the directors and officers, respectively, the directors participate in the Restricted Share Bonus Plan and DSU Plan and the officers participate in the Restricted Share Bonus Plan. The compensation relating to key management personnel for the year recorded as general and administrative expenses was $11.8 million (December 31, 2013 - $12.1 million) and share-based compensation costs were $30.7 million (December 31, 2013 – $37.6 million).

25.	COMMITMENTS
At December 31, 2014, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	25,022	57,285	51,232	298,980	432,519
Transportation commitments	1,936	409	52	-	2,397
Total contractual commitments	26,958	57,694	51,284	298,980	434,916

(1)	Included in operating leases are recoveries of rent expense on office space the Company has subleased of $36.3 million.

CRESCENT POINT ENERGY CORP.	31

At December 31, 2013, the Company had contractual obligations and commitments as follows:

($000s)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating leases (building and vehicle leases) (1)	18,343	48,242	48,241	281,817	396,643
Transportation commitments	1,705	461	144	13	2,323
Derivative contract premiums	15,697	-	-	-	15,697
Total contractual commitments	35,745	48,703	48,385	281,830	414,663

(1)	Included in operating leases are nominal recoveries of rent expense on office space the Company has subleased.
26.SIGNIFICANT SUBSIDIARIES
The Company has the following significant subsidiaries, each owned 100% directly and indirectly, at December 31, 2014:

Subsidiary Name	Country of Incorporation
Crescent Point Resources Partnership	Canada
Crescent Point Holdings Inc.	Canada
Crescent Point Energy U.S. Corp.	United States of America
Crescent Point U.S. Holdings Corp.	United States of America
Crescent Point Energy Lux S.à r.l.	Luxembourg

27.	SUPPLEMENTAL DISCLOSURES
Income Statement Presentation
The Company’s statement of income is prepared primarily by nature of expense, with the exception of compensation expenses which are included in the operating, general and administrative and share-based compensation line items, as follows:

($000s)	2014	2013
Operating	79,111	60,387
General and administrative	50,901	41,910
Share-based compensation	69,681	67,752
Total compensation expenses	199,693	170,049
Cash Flow Statement Presentation

($000s)	2014	2013
Operating activities
Changes in non-cash working capital:
Accounts receivable	9,744	(66,537)
Prepaids and deposits	(925)	2,996
Accounts payable and accrued liabilities	60,992	6,192
Other long-term liabilities	29,561	-
	99,372	(57,349)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(24,959)	19,105
Accounts payable and accrued liabilities	(56,476)	133,068
	(81,435)	152,173
Financing activities
Changes in non-cash working capital:
Dividends payable	11,848	4,667

28.	GEOGRAPHICAL DISCLOSURE
As at December 31, 2014, Crescent Point's non-current assets related to the U.S. foreign operations is $1.8 billion (December 31, 2013 - $1.6 billion). For the year ended December 31, 2014, Crescent Point's oil and gas revenue related to the U.S. foreign operations is $364.2 million (December 31, 2013 - $335.5 million).

CRESCENT POINT ENERGY CORP.	32

29.	SUBSEQUENT EVENTS
Increase in Combined Credit Facilities
On March 10, 2015, the total amount available under the Company's syndicated credit facility and operating credit facility was increased to a total of $3.6 billion. Refer to Note 11 for additional information on the combined credit facilities.

CRESCENT POINT ENERGY CORP.	33

Directors
Peter Bannister, Chairman (1) (3)
Rene Amirault (2) (4)
Laura Cillis (1)
Hugh Gillard (1) (2) (5)
Robert Heinemann (2) (3) (5)
Gerald Romanzin (1) (2)
Scott Saxberg (4)
Greg Turnbull (3) (5)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Health, Safety and Environment Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
Officers
Scott Saxberg
President and Chief Executive Officer
Greg Tisdale
Chief Financial Officer
C. Neil Smith
Chief Operating Officer
Brad Borggard
Vice President, Corporate Planning
Derek Christie
Vice President, Exploration and Geosciences
Ryan Gritzfeldt
Vice President, Engineering and Business Development East
Ken Lamont
Vice President, Finance and Treasurer
Tamara MacDonald
Vice President, Land
Trent Stangl
Vice President, Marketing and Investor Relations
Steve Toews
Vice President, Engineering and Business Development West
Mark Eade
Corporate Secretary
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Petroleum Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Scott Saxberg
President and Chief Executive Officer
(403) 693-0020
Greg Tisdale
Chief Financial Officer
(403) 693-0020
Trent Stangl
Vice President, Marketing and Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	34